Exhibit 99.1

Steakholder Foods® Announces $1.25 Million Private Placement and $8 Million Equity Line of Credit Funding Mechanism

Rehovot, Israel, Feb. 28, 2025 (GLOBE NEWSWIRE) -- Steakholder Foods Ltd. (Nasdaq: STKH), a leading innovator in alternative proteins and 3D printing technologies, today announced the entry into definitive agreements for a private placement to technology investor Alumni Capital LP, of 985,028 of the Company’s American Depositary Shares (“ADSs”) (or pre-funded warrants in lieu thereof), each ADS representing 100 ordinary shares of the Company, at a purchase price of $1.269 per ADS (or pre-funded warrants in lieu thereof) and warrants to purchase up to an aggregate of 985,028 ADSs. The warrants will have an exercise price of $2.00 per ADS, will be immediately exercisable upon issuance, and will expire five years from the date of issuance.

The closing of the offering is expected to occur on or about February 28, 2025, subject to satisfaction of customary closing conditions.

The gross proceeds to Steakholder Foods from the sale of ADSs are expected to be approximately $1.25 million, prior to deducting offering expenses. The Company intends to use the net proceeds as working capital for general corporate purposes.

The ADSs representing ordinary shares and ADSs issuable upon exercise of the warrants were offered in a private placement pursuant to an applicable exemption from the registration requirements of the Securities Act of 1933, as amended (the “1933 Act”), and, along with the ADSs issuable upon exercise, have not been registered under the 1933 Act, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from such registration requirements. Steakholder Foods has agreed to file a registration statement with the SEC covering the resale of the ADSs and ADSs issuable upon exercise of the warrants.

Steakholder Foods further announced that it had simultaneously entered a definitive agreement establishing an equity line of credit (ELOC) with Alumni Capital LP. This agreement provides the Company with a flexible funding mechanism to support its strategic growth initiatives while flexibly minimizing dilution to existing shareholders.

The structure of the ELOC ensures that the Company retains full control over the timing and amount of any equity sales, thereby providing financial stability and strategic flexibility.

Arik Kaufman, Chief Executive Officer of Steakholder Foods, commented, “Today’s agreements with Alumni Capital represent a key milestone in our growth strategy. They are designed with the best interests of our shareholders in mind, offering immediate funds for our continued strategic growth, as well as offering us the ability to access capital efficiently while mitigating dilution. We are grateful for the strong support and confidence from Alumni Capital and welcome them to the Steakholder Foods family.”

Ashkan Mapar, Portfolio Manager at Alumni Capital, added, “We are pleased to partner with Steakholder Foods as they continue to innovate and grow. This agreement reflects our confidence in the Company’s vision and management team, and we look forward to supporting their efforts to drive sustainable value creation.”

Additional details about the agreements are available in the Company’s Form 6-K that has been submitted to the Securities and Exchange Commission.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities in this offering, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

Steakholder Foods Ltd.	contact@steakholderfoods.com
5 Fikes St., Rehovot 8680500 Israel	+972-73-332-2853

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on April 30, 2024. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:

Steakholder Foods Ltd.	Steakholder Foods Ltd.
Info@steakholderfoods.com	Investors@steakholderfoods.com

Steakholder Foods Ltd.	contact@steakholderfoods.com
5 Fikes St., Rehovot 8680500 Israel	+972-73-332-2853